October 1, 2021
Via E-mail


William Caffee, Esq.
White Summers Caffee & James, LLP
541 Jefferson Ave.,
Redwood City, CA 94063

       Re:    Cynergistek, Inc.
              Revised Preliminary Proxy Statement on Schedule 14A
              Filed September 29, 2021 by Daniel Berger
              File No. 001-38011


Dear Mr. Caffee:

       We have reviewed your September 29, 2021 response to our comment letter and have the following comments. Our references to prior comments are to comments in our September 22,
2021 letter.

PRRN14A Filed September 29, 2021

General

1. Refer to prior comment 1. In your amended filing, please disclose the information set forth
   in your response letter to facilitate shareholders    ability to understand
why you have chosen
   both to rely on Rule 14a-18 in having your materials and nominee included in
the registrant   s
   proxy statement and proxy card while simultaneously engaging in a contested proxy solicitation.

2. Revise to fill in the blank spaces for the number of shares beneficially owned by your nominee and the costs of the solicitation.

Form of Proxy Card

3. Refer to prior comment 8. Revise your form of proxy to adhere to the requirements of Rule
   14a-4(b)(2). The form of proxy must set forth the names of all persons nominated for election as directors and provide sufficient space for shareholders to withhold authority to vote for any such nominee.
 William Caffee, Esq.
White Summers Caffee & James, LLP
October 1, 2021
Page 2

4. Refer to prior comment 9. Revise your form of proxy to state that there is no assurance that
   the registrant   s nominees will serve if elected with your nominee. Refer
to Rule 14a-
   4(d)(4)(iv).


                                             *   *   *

       Please direct any questions to me at (202) 551-7951.


                                                           Sincerely,

                                                           /s/ Joshua Shainess

                                                           Joshua Shainess
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions